EX-FILING FEES

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Maximum Amount to be Registered	Amount of Registration Fee(1)
8.375% Senior Guaranteed Unsecured Notes due 2029	$700,000,000	$103,320
8.875% Senior Guaranteed Unsecured Notes due 2032	$500,000,000	$73,800
Total	$1,200,000,000	$177,120

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended